260 Water Street
Brooklyn, NY 11201
+1 (888) 642 6393

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

March 28, 2010

VIA EDGAR

Please find attached an update to our registration statement.

It is anticipated that a proxy statement on form N-14 for the reorganization of the Pennsylvania Avenue Event-Driven Fund will be filed shortly. Under the proposed reorganization a newly established series of Quaker Investment Trust (file number 091247822)will acquire the assets and liabilities of the Pennsylvania Avenue Event-Driven Fund. The reorganization is likely to close prior to the expiration of the 60 day review period of this 485A filing.

Please do not hesitate to contact me if you have any questions. You can reach me directly on (202) 294-8887.

Yours sincerely,

/s/ THOMAS KIRCHNER

Thomas Kirchner